EXHIBIT 11.     CALCULATION OF PRIMARY AND FULLY DILUTED EARNINGS
                  PER COMMON SHARE

                REEVES INDUSTRIES, INC. AND SUBSIDIARY
                  (In thousands, except per share data)

                                       Year Ended December 31,
                                     ----------------------------
                                       1991      1992      1993
                                      ------    ------    ------

Income from continuing operations    $  4,544  $  5,976  $  7,857

Adjustments
  Preferred dividends                    (298)
                                     --------  --------  --------
Income from continuing operations
 attributable to common shares          4,246     5,976     7,857

Net gain on disposal of discontinued
 operations                             2,830
                                     --------  --------  --------
Income before extraordinary item
 and cumulative effect of a change
 in accounting principle
 attributable to common shares          7,076     5,976     7,857

Extraordinary loss from early
 extinguishment of debt                          (6,112)

Cumulative effect of a change
 in accounting principle                          3,221
                                     --------  --------  --------
Net income attributable to
 common shares                       $  7,076  $  3,085  $  7,857
                                     ========  ========  ========


PRIMARY AND FULLY DILUTED EARNINGS
 PER COMMON SHARE:

Income from continuing operations    $    .23  $    .16  $    .22

Income before extraordinary item
 and cumulative effect of a change
 in accounting principle             $    .39  $    .16  $    .22

Cumulative effect of a change
 in accounting principle                       $    .09

Net income                           $    .39  $    .08  $    .22

WEIGHTED AVERAGE COMMON SHARES
 PRIMARY AND FULLY DILUTED             18,118    36,724    34,978
                                     ========  ========  ========



EXHIBIT 12.   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

              REEVES INDUSTRIES, INC. AND SUBSIDIARY

                    (In thousands, except ratio)

                                Fiscal Year Ended December 31,
                          ------------------------------------------
                           1989     1990     1991     1992     1993
                          ------   ------   ------   ------   ------
Income from continuing
 operations before
 income taxes            $12,583   $6,467   $4,917   $8,569  $11,858

Plus fixed charges
  Interest expense
   and amortization
   of financing costs
   and debt discount      22,590   19,935   21,777   17,633   16,394

  Interest portion of
   rent expense              358      213      396      476      491
                         -------   ------   ------   ------   ------
    Total fixed charges   22,948   20,148   22,173   18,109   16,885
                         -------   ------   ------   ------   ------
 Earnings plus fixed
  charges                $35,531  $26,615  $27,090  $26,678  $28,743
                         =======  =======  =======  =======  =======
 Ratio of earnings to
  fixed charges            1.6x     1.3x     1.2x     1.5x     1.7x
                         =======  =======  =======  =======  =======


EXHIBIT 21.   SUBSIDIARIES OF THE REGISTRANT


              SUBSIDIARIES OF REEVES INDUSTRIES, INC.


                                              State or Country
                                               of Incorporation


Reeves Brothers, Inc.                             Delaware


Subsidiaries of Reeves Brothers, Inc.
  Turner Freight Systems, Inc.                 South Carolina
  Reeves S.p.A                                     Italy